SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated May 12, 2011 with the report for the nine-month period ended on March 31, 2011 and March 31, 2010 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated May 12, 2011, the Company filed the report for the nine-month period ended on March 31, 2011 and March 31, 2010 as requested by Section 63 of the Bolsa de Comercio de Buenos Aires rules. The result of such period reflects:

1- Period Result	03-31-11	03-31-10
	In Thousand Ps.	In Thousand Ps.
Ordinary	141,762	184,657
Extraordinary		—
Period Profit	141,762	184,657

2- Net Worth Composition

Outstanding Shares	496,560	496,559
Treasury Shares	5,001	5,001
Subscribed Capital	501,561	501,560
Comprehensive Capital Adjustment – Outstanding shares	164,561	164,561
Comprehensive Capital Adjustment – Treasury Shares	1,657	1,657
Premium on Shares	879,334	879,325
Technical revaluation	—	—
Legal Reserve	32,293	23,023
Reserve for new projects	320,064	143,928
Retained earnings	75,039	186,934
Temporary conversion difference	126,436	63,820

Total Net Worth	2,100,945	1,964,808

In accordance with the Article o), Section 63 of the above referenced rules, the Company informed that as of the end of the Financial Statements period the authorized capital of the Company is Ps. 501,561,060. Its share composition is divided in 501,561,060 of non endorsable registered common stock of face value Ps. 1 each, and with right to 1 vote each.

The principal shareholder is Inversiones Financieras del Sur S.A. with 185,453,594 shares, which represent 36.98% of the issued authorized outstanding capital.

As of March 31, 2011 the amount of 311,106,712 non endorsable common stock of nominal value Ps.1 each and one (1) vote each are not held by the principal shareholders, which represents 62.02% of the issued authorized outstanding capital.

After the allocation of the treasury shares made on November 23, 2009 the amount of 5,000,754 shares were held in our portfolio as treasury shares as of March 31, 2011, which represented 1.00% of the subscribed capital stock of the Company.

On March 2008, the Company increased its share capital in 180 million shares. Each shareholder received, for each share subscribed, free of charge one warrant to purchase 0,33333333 new shares at a price of US$ 1.68 for every share to be purchased. As a consequence of the pro rata allotment of the treasury shares among the shareholders, dated November 23,

2009, the terms and conditions of such warrants have been modified; accordingly the ratio after the allotment per option is 0.35100598, and the current price after the allotment is U$S1.5954. The warrants will expire on May 22, 2015 and are traded on the Buenos Aires Stock Exchange under the symbol “CREW2” and on the NASDAQ, under the symbol “CRESW”.

If the warrant’s holders exercise all the outstanding warrants, the outstanding shares would increase up to 563,915,285. If Inversiones Financieras del Sur S.A. and all the remaining holders of the warrants exercised all their warrants, the holding of Inversiones Financieras del Sur S.A. would increase in 29,675,561 shares, which would represent a stake of 38.15%, of the issued and authorized outstanding capital and a total amount of 215,129,155 shares.

Please find below the main highlights of the nine-month period:

•	Sales and operating income increased 23%, to Ps. 1,383 million and Ps. 513 million, respectively.

•

Net income was Ps. 142 million compared to Ps. 185 million in the same period of the previous fiscal year, mainly due to larger financial expenses resulting from the issuance of debt securities by our subsidiary IRSA and lower income from equity investees.

•	Operating income from the agribusiness segment amounted to Ps. 110 million compared to Ps. 33 million for the first nine months of the previous fiscal year.

•

The improvement in the prices of crops, beef cattle and milk has been reflected in the positive development of these segments’ gross margins and livestock holding results. Harvesting is at an advanced stage, and prospects for the end of the current season are very good.

•	Cresud’s agricultural performance in the international sphere has shown improved results thanks to the good performance of its farms in Bolivia.

•	By the end of April, Cresud completed payment of the consideration whereby it increased its interest in BrasilAgro to 35.75%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: May 12, 2011.